UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 3 TO

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                      JOHNSTOWN AMERICA INDUSTRIES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 479477 10 1
                                (CUSIP Number)

                               Thomas M. Begel
               Chairman, President and Chief Executive Officer
                      Johnstown America Industries, Inc.
                      980 N. Michigan Avenue, Suite 1000
                           Chicago, Illinois 60611
                                (312) 280-8844
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              SEPTEMBER 2, 1998
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ____

Check the following box if a fee is being paid with this statement: ____


                              Page 1 of 4 Pages




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CUSIP No. 479477 10 1


1.    Names of Reporting Person/S.S. or I.R.S. Identification Nos. of Above
      Persons

      Thomas M. Begel

2.    Check the Appropriate Row if a Member of a Group (See Instructions)

      (a)________________________
      (b)________________________

3.    SEC Use Only


4.    Source of Funds (See Instructions)  PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)


6.    Citizenship or Place of Organization United States


      Number of Shares           7.    Sole Voting Power            425,670
      Beneficially Owned         8.    Shared Voting Power                0
      by Each Reporting          9.    Sole Dispositive Power       425,670
      Person With               10.    Shared Dispositive Power           0


11.   Aggregate Amount Beneficially Owned by Each Reporting Person  425,670

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      ____________

13.   Percent of Class Represented by Amount in Row (11)  4.3%

14.   Type of Reporting Person (See Instructions)   IN

      This Amendment No. 3 amends and supplements the Statement on Schedule 13D dated November 17, 1995, as amended, filed with the Securities and Exchange Commission by Thomas M. Begel (the "Reporting Person"), Chairman, President and Chief Executive Officer of Johnstown America Industries, Inc., a Delaware corporation (the "Company").


Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b). As of the close of business on September 1, 1998, the Reporting Person beneficially owned 425,670 Shares, representing approximately 4.3% of the 9,864,905 Shares outstanding as of July 31, 1998 (as reported in the Company's Form 10-Q for the quarter ended June 30, 1998). The Reporting Person has the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, such Shares. The Reporting Person has the following options to acquire Shares: exercisable options to acquire 25,000 Shares at an exercise price of $14.50 and options to acquire 25,000 Shares at an exercise price of $8.5625, of which one-third are exercisable and the remainder are subject to vesting over the next two years, and owns approximately 2,583 Shares through the Company's 401(k) plan. Except as set forth above, the Reporting Person does not beneficially own any Shares nor does he have any contract, agreement, arrangement or understanding to purchase or acquire any Shares.

            (c) Except for the dispositions of Shares set forth below, the Reporting Person has not purchased or sold any Shares during the past 60 days.

                               Type of
      NUMBER OF SHARES         TRANSACTION        PRICE       SETTLEMENT DATE

             13,500                Sale          $17.29            8/12/98
             12,500                Sale          $17.03            8/13/98
              4,000                Sale          $17.00            8/17/98
             31,000                Sale          $15.65            8/21/98
              2,000                Sale          $15.50            8/24/98
              5,000                Sale          $14.50            8/26/98
              9,400                Sale          $14.03            8/28/98
              9,300                Sale          $13.01            8/31/98

                                  SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 1, 1998


                                             /S/ THOMAS M. BEGEL
                                             -----------------------------
                                             Thomas M. Begel